

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2023

Wei Li
Chief Executive Officer
DongFang City Holding Group Company Limited
Level 15, Tower 2
Etiqa Twins Tower, No. 11
Jalan Pinang , Kuala Lumpur
50450

> **Re: DongFang City Holding Group Company Limited**
> **Form 10-K for the Fiscal Year Ended October 31, 2021**
> **Filed January 28, 2022**
> **File No. 000-56120**

Dear Wei Li:

We issued comments to you on the above captioned filing on September 13, 2022. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by August 10, 2023.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Isaac Esquivel at 202-551-3395 or Shannon Menjivar at (202) 551-3856 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction